 Exhibit (a)(1)(iv)
Offer to Purchase Ordinary Shares (CUSIP No. G8807B106) Of Theravance Biopharma, Inc.
For An Aggregate Cash Purchase Price of Up to $95 Million
At a Purchase Price Not Greater than $10.50 Nor Less Than $9.75 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 10, 2022, UNLESS THE OFFER IS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

September 28, 2022
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been appointed by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), to act as Dealer Manager in connection with its offer to purchase up to $95 million of its outstanding ordinary shares, par value $0.00001 per share (the “Shares”), at a purchase price not greater than $10.50 nor less than $9.75 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company may elect, but is not obligated, to purchase additional Shares pursuant to the Offer. The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being validly tendered but is subject to certain other conditions.
The Company will determine a single per Share price, not greater than $10.50 nor less than $9.75 per Share, that it will pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price (in increments of $0.05) that will allow it to purchase up to $95 million of Shares at such price (or such lesser value depending on the number of Shares that are validly tendered and not validly withdrawn) pursuant to the Offer (subject to the Company’s right to purchase additional Shares as described in the Offer to Purchase). The Company will purchase all Shares validly tendered at prices at or below the purchase price and not validly withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders and proration described in the Offer to Purchase. All Shares so purchased by the Company will be purchased at the same price regardless of whether the shareholder tendered at a lower price. The Company also expressly reserves the right, in its sole discretion, to amend the Offer to purchase additional Shares, subject to applicable law. See “The Offer — Number of Shares; Proration” and “The Offer — Expiration Time; Extension; Amendment; Termination” of the Offer to Purchase. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Company’s expense to the shareholders who tendered such Shares promptly following the Expiration Time.
Please contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commissions (other than fees paid by the Company to the Depositary and the Dealer Manager as described in the Offer to Purchase) will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. No shareholders will be required to pay transfer taxes on the transfer to the Company of Shares purchased pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

For your information and for forwarding to your clients, we are enclosing the following documents:
1.
The Offer to Purchase;

2.
The Letter of Transmittal to be used by holders of Shares to tender Shares and for the information of your clients;

3.
Form of Notice of Guaranteed Delivery to be used to accept the Offer and tender Shares pursuant to the Offer if the procedure for book-entry transfer cannot be completed by the Expiration Time or if all other required documents cannot be delivered to the Depositary by the Expiration Time;

4.
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

5.
Letter that may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.
Return envelope addressed to Computershare Trust Company, N.A., the Depositary.

Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s purpose for making the Offer.
Certain conditions to the Offer are described in “Conditions to the Offer” of the Offer to Purchase. To be valid, all tenders must be in proper form as described in “Procedures for Tendering and Withdrawing Shares” of the Offer to Purchase.
We urge you to contact your clients promptly. Please note that the Offer, the proration period and withdrawal rights will expire at midnight, New York City time, at the end of the day on November 10, 2022, unless extended.
Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.
None of the Company, our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation as to whether any shareholder should tender Shares pursuant to the Offer or as to the purchase price or prices at which a shareholder may choose to tender them. Each of your clients must make their own decision after consulting with his or her own advisors whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which they will tender them. In doing so, your clients should read carefully the information in the Offer, including the purposes and effects of the Offer.
Additional copies of the enclosed material may be obtained from the undersigned or the Information Agent listed on the back cover of the Offer to Purchase. Any questions you may have with respect to the Offer should be directed to us by calling (888) 474-0200.
Very truly yours,
Evercore Group L.L.C.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY, THE DEPOSITARY, THE INFORMATION AGENT OR THE DEALER MANAGER OR ANY AFFILIATE OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER, OTHER THAN THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY CONTAINED IN SUCH MATERIAL.